Wing Yip Food Holdings Group Limited

August 2, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ernest Greene
Kevin Woody
Erin Donahue
Erin Purnell

Re:	Wing Yip Food Holdings Group Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed July 25, 2024
File No. 333-277694

Ladies and Gentlemen:

This letter is in response to the letter dated July 31, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Wing Yip Food Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No.4 to Registration Statement on Form F-1 (“Amendment No. 4”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1

Capitalization, page 51

1. We note on page 48 your revised net proceeds from this offering of US$8.41 million, if the underwriters do not exercise their over-allotment option, and US$9.96 million if the underwriters exercise their over-allotment option in full. However, it appears that you have not reflected these revisions in your capitalization table. Please revise your cash and cash equivalents in the “As adjusted (Over-allotment option not exercised)” and “As adjusted (Over-allotment option exercised in full)” columns to reflect the appropriate net proceeds. Please also ensure that the shareholders’ equity section of the capitalization table includes the appropriate net proceeds as well.

In response to the Staff’s comments, we respectively advise the Staff that we have revised the net proceeds under Use of Proceeds section on page 48 of Amendment No.4. We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us, of approximately US$9.41 million if the underwriters do not exercise their over-allotment option, and US$10.98 million if the underwriters exercise their over-allotment option in full.

In addition, we estimate that total expenses, excluding underwriting discounts and the non-accountable expense allowance payable to the underwriters, will be $1.94 million. As of March 31, 2024, the Company has paid approximately $0.89 million in expenses, with an estimated $1.05 million in offering expenses payable. Therefore, based on the revised net proceeds on page 48 of Amendment No.4, we do not believe that any adjustments to the Capitalization table on page 51 of Amendment No. 4 are necessary.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tingfeng Wang
Name:	Tingfeng Wang
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC